UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INDEPENDENCE ENERGY CORP
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45343Y205
(CUSIP Number)

G. Darcy Klug Beechwood Properties, LLC Post Office Box 53929 Lafayette, Louisiana 70505 (337) 269-5933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45343Y205	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Beechwood Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 57,064,608
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 57,064,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,064,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%*
14	TYPE OF REPORTING PERSON

______________________________________
* Based on 345,188,164 total shares outstanding as of June 10, 2014 as reported in the Issuer’s Form 10-Q for the quarter ended April 30, 2014.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS G. Darcy Klug
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 57,064,608
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 57,064,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,064,608*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%**
14	TYPE OF REPORTING PERSON IN

___________________
* G. Darcy Klug, as the sole manager of Beechwood Properties, LLC (“Beechwood”), may be deemed to share voting and investment power over the shares held by Beechwood.
*** Based on 345,188,164 total shares outstanding as of June 10, 2014 as reported in the Issuer’s Form 10-Q for the quarter ended April 30, 2014.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”) of Independence Energy Corp., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3020 Old Ranch Parkway, Suite 300, Seal Beach, California  90740.

Item 2.	Identity and Background.

(a)           This statement is filed by Beechwood Properties, LLC (“Beechwood”) and G. Darcy Klug (together, the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is Post Office Box 53929, Lafayette, Louisiana  70505.

 (c)           Beechwood is a limited liability company organized under the laws of Louisiana, of which Mr. Klug is the sole manager.  Mr. Klug is a private investor and, effective August 28, 2014, the Chief Financial Officer of the Issuer.  The business address for each of the Reporting Persons is listed under Item 2(b).

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)           Beechwood is limited liability company organized under the laws of the state of Louisiana and Mr. Klug is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

On March 31, 2014, the Issuer entered into and closed an Asset Purchase Agreement with American Medical Distributors, LLC (“AMD”).  Pursuant to this Asset Purchase Agreement, the Issuer received certain specific assets, including $60,000 in cash and an exclusive license and distribution agreement for a consumer grade non-touch thermometer, in exchange for the issuance of an aggregate of 152,172,287 shares of Common Stock to AMD’s four designees (the “Transaction Shares,” representing approximately 44% of the outstanding Common Stock).

As one of the four designees, Beechwood was issued a total of 57,064,608 of the Transaction Shares (the “Beechwood Shares”) in exchange for its assistance to AMD in the transaction and its contribution of $30,000 of the cash consideration, which came from Beechwood’s working capital.

The remaining Transaction Shares (the “Remaining Shares”) were issued as follows:  (a) 57,064,608 shares were issued to the Schreiber Family Trust – DTD 2/08/95, with Daniel J. Schreiber as trustee (the “Trust”); (b) 19,021,536 shares were issued to Paul A. Rachmuth; and (c) 19,021,536 shares were issued to Howard J. Taylor.  In addition, effective with the closing on March 31, 2014, Mr. Schreiber was appointed as a director of the Issuer and Mr. Taylor was appointed chief executive officer, a director, and chairman of the board of the Issuer.

The Reporting Persons expressly disclaim membership in any group with any person or entity that was issued any of the Remaining Shares, and this report should not be deemed an admission that the Reporting Persons are members of any such group for purposes of Section 13 or any other purpose.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 5 of 8 Pages

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Beechwood Shares for investment purposes.  As of the date of this filing, the Reporting Persons are in discussions with the Issuer regarding increasing their investment in the Issuer in exchange for the issuance of additional equity.  As part of those ongoing discussions, the Issuer has increased the size of its board by two directors effective August 28, 2014, and one of those two vacancies will be filled by a candidate suggested by Mr. Klug.  In addition, Mr. Klug was appointed as the Issuer’s Chief Financial Officer effective August 28, 2014.  The Reporting Persons may, from time to time, acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then owned by them, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other actions as they may deem appropriate.

Except as disclosed in the preceding paragraph, as of the date of this filing, the Reporting Persons have no plans or proposals that would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D as currently promulgated by the Securities and Exchange Commission, specifically: (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  The Reporting Persons do, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements.

In addition, as disclosed above, Mr. Klug is currently serving as the Issuer’s chief financial officer.  In the course of performing his duties for the Issuer, Mr. Klug may discuss one or more of the matters enumerated above with Issuer’s management or its directors and may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this filing, Beechwood and Mr. Klug are the beneficial owners of all 57,064,608 shares reported as the Beechwood Shares, representing 16.5% of the aggregate Common Stock outstanding.

(b)           Beechwood is the direct owner of all of the Beechwood Shares, with the power to vote and dispose of all such shares.  However, Mr. Klug, as the sole member and manager of Beechwood, may be deemed to share voting and dispositive power over all Beechwood Shares.

(c)           No transactions in the Issuer’s Common Stock were transacted by any of the Reporting Persons during the sixty-day period prior to the date of this filing.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, the Reporting Persons are currently in discussions with the Issuer regarding an additional investment in the Issuer in exchange for the issuance of additional equity.  In addition, Mr. Taylor has made an oral agreement to indemnify all other recipients of Transaction Shares (including the Reporting Persons) with the shares that were issued to him in the Transaction for any dilution in their respective ownership interests resulting from the issuance of shares of Common Stock, on or after March 31, 2014, in payment of the Issuer’s obligations under certain convertible debentures that were outstanding as of March 31, 2014.  Other than as described in this paragraph, there are no other contracts, arrangements, understandings, or relationships to which any of the Reporting Persons is a party with respect to securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

A	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2014	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

August 29, 2014	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager

CUSIP No. 45343Y205	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated as of March 31, 2014 relating to the shares of common stock, $0.001 par value per share, of Independence Energy, Corp., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager